

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 14, 2007

Mr. Michael L. Sheriff
President, Chief Executive Officer, and
Chairman
The X-Change Corporation
710 Century Parkway
Allen, TX 75013

>   **RE: The X-Change Corporation**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2006**
>   **Form 10-QSB for Fiscal Quarters Ended March 31, 2007, June 30,2006**
>   **and September 30, 2007**
>   **File No. 002-41703**

Dear Mr. Sheriff:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Report of Independent Registered Public Accountants, page F-1

1.   Please have your auditors revise their report to cover the consolidated statement of stockholders' equity (deficit).

Note 1 – Organization and Summary of Significant Accounting Policies, page F-8

2.   Refer to your discussion of revenue recognition on page F-10. Your disclosure that revenue is recognized when the earnings process is complete, and services or products are delivered and collectibility is reasonably assured, is too vague. Please provide details of your revenue recognition policies for all significant products and services. Your disclosure should address significant terms of major contracts (i.e., length of contract, terms of acceptance, whether ongoing training, service or obligations exist, return policies, warranties, etc.) and how they impact revenue recognition. Include reference to authoritative literature used as guidance as it relates to each significant revenue stream.

Note 6 – Common Stock Transactions, page F-17

3.   Refer to your discussion on page F-18 of stock issued to consultants for services. Please clarify whether stock compensation associated with shares issued to consultants is based on the value of services received or the fair value of the shares issued. In that regard, we note that the company issued 100,000 shares to an outside investor on March 31, 2005 for $1.00 per share, while on the same date issuing 70,000 shares to a consultant for $1,000 in services, the equivalent of $0.14 per share. If stock compensation is based on the value of services received, please explain your basis for concluding that this value is more reliably measurable than the fair value of your equity instruments. Also confirm whether the consultant is otherwise affiliated with the company, or any of it's officers or directors.

Note 10 – Merger/Acquisition, page F-21

4.   Tell us, in detail, how you accounted for the acquisition of AirGate. Include in your discussion the value attributed to the shares issued as consideration and what assets were acquired. Provide reference to all authoritative literature used as guidance.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Note 2 – Deferred Costs, page 8

5.   We note that during the first quarter of 2007 the company reclassified $290,000 associated with 500,000 shares issued to Hexion Specialty Chemical from intangible asset to deferred costs and adjusted the amortization period. Please explain the nature of this asset to us in more detail and tell us how you determined the appropriate accounting treatment for this arrangement.

Note 6 – Restatement – 2006, page 11

6.   You appear to have materially restated your 2006 financial statements during the quarter ending March 31, 2007. Please revise your Form 10-KSB for the year ended December 31, 2006 to include restatement. Please provide all disclosures required by paragraph 26 of SFAS 154.

7.   Additionally, please file an Item 4.02 Form 8-K reporting the restatement.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter, via EDGAR, that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director